UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059., India

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 18, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M8737E108	Page 2 of 20 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The State of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,575,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,575,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,575,000

_________________________

* Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007 pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares. This amount also includes 7,500,000 Ordinary Shares which Sun, under certain circumstances, has the right to acquire pursuant to a warrant (the “Warrant”) issued to Sun by the Issuer on May 18, 2007.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.39%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

_________________________

** Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007 and an additional 6,787,500 Ordinary Shares issuable upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No. M8737E108	Page 4 of 20 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC. (BVI)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,787,500*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,787,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,787,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

_________________________

* Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007 pursuant to the Purchase Agreement which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.61%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

_________________________

** Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007.

SCHEDULE 13D

CUSIP No. M8737E108	Page 6 of 20 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,787,500*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,787,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,787,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

_________________________

* Includes 3,770,833 Ordinary Shares acquired by Alkaloida, a direct subsidiary of Sun Pharma Global, Inc. (BVI) which is a direct wholly-owned subsidiary of Sun, on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007 pursuant to the Purchase Agreement which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.61%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

_________________________

** Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007.

EXPLANATORY NOTE

This Schedule 13D for SUN PHARMACEUTICAL INDUSTRIES LTD (the "Filer"), TARO PHARMACEUTICAL INDUSTRIES LTD (the "Issuer") is being refiled to correct the SC 13D filing made on July 3, 2007. The initial erroneous SC 13D filing was made for TARO PHARMACEUTICAL INDUSTRIES LTD as (the Filer) and SUN PHARMACEUTICAL INDUSTRIES LTD as (the Issuer). Please note that no substantive changes have been made to the SC 13D as the error was an inversion of the Filer's and the Issuer's CIK and CCC numbers on the Submission Header page of the filing.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd. an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.

Item 2.	Identity and Background.

(a) - (c). This Statement is being filed on behalf of Sun Pharmaceutical Industries Ltd. (“Sun”), Sun Pharma Global, Inc. (BVI) (“Sun Pharma”) and Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”) (collectively, the “Reporting Persons” and each a “Reporting Person”).

Sun is a company organized under the laws of the State of India. Sun Pharma is a company organized in the British Virgin Islands and is a direct wholly-owned subsidiary of Sun. Alkaloida is company organized in the Republic of Hungary and is 99.99% owned by Sun Pharma. Sun and its subsidiaries operate as an international, integrated, specialty pharmaceutical company.

The principal business address of each Reporting Person is:

Reporting Person	Principal Business Address

Sun Pharmaceutical Industries Ltd.	17/B, Mahal Industrial Estate, Mahakali Caves Road, Andeheri (East), Mumbai 400 093, India.

Sun Pharma Global, Inc. (BVI)	International Trust Building, P. O. Box 659, Road Town, Tortola, British Virgin Islands

Alkaloida Chemical Company Exclusive Group Ltd.	Kabay János u. 29, H-4440 Tiszavasvari, Hungary.

(d) - (e) During the last five years, none of the Reporting Persons or any other person identified in response to this Item 2, including those persons listed at Schedule A, was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, to the best of the Reporting Persons’ knowledge, none of the Reporting Persons’ directors or executive officers and none of the persons listed at Schedule A (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

6,787,500 of the Ordinary Shares beneficially owned by the Reporting Persons were directly acquired by Alkaloida as described in Item 4 below with available cash on hand. An additional 6,787,500 of the Ordinary Shares beneficially owned by Sun are shares issuable upon exercise of the Warrant as described in Item 4 below.

Item 4.	Purpose of Transaction.

On May 18, 2007, Alkaloida, Aditya Acquisition Company Ltd. an Israeli company (“Merger Sub”) established for the purposes of the merger and a wholly-owned subsidiary of Alkaloida, and Taro Pharmaceutical Industries Ltd. (the “Issuer”) entered into a definitive merger agreement (the “Merger Agreement”) whereby Merger Sub will merge with and into the Issuer and each Ordinary Share of the Issuer outstanding immediately prior to the effective time of the merger will automatically be converted into and represent solely the right to receive $7.75 in cash, without interest and less any applicable withholding tax. Upon the closing of the transactions contemplated by the Merger Agreement, the Issuer will become a wholly-owned subsidiary of Alkaloida.

In connection with the Merger Agreement, Taro Development Corporation (“TDC”), holder of approximately 2.3 million Ordinary Shares, Barrie Levitt and Daniel Moros entered into a merger agreement with Sun Development Corporation I (“US Merger Sub”), a wholly-owned subsidiary of Sun Pharmaceutical Industries, Inc., under which US Merger Sub will merge with and into TDC (the “TDC Merger Agreement”). At the closing of the TDC Merger Agreement, which is conditioned upon the consummation of the transactions contemplated by the Merger Agreement, US Merger Sub will merge with and into TDC. Shareholders of TDC will receive consideration for their TDC shares in the aggregate amount equivalent to $7.75 for each Ordinary Share held by TDC, the same per share consideration as the Issuer’s shareholders will receive pursuant to the Merger Agreement.

In connection with the Merger Agreement, Barrie Levitt, M.D. (Director and Chairman of the Board of Directors of the Issuer), Daniel Moros, M.D. (Director and Vice-Chairman of the Board of Directors of the Issuer), Tal Levitt (Director and Secretary of the Issuer), and certain entities under their control entered into voting agreements with Alkaloida whereby they have agreed to vote all of their Ordinary Shares and certain other shares of the Issuer in favor of the approval and adoption of the Merger Agreement and against any competing transaction.

In connection with the TDC Agreement, Barrie Levitt, M.D., Daniel Moros, M.D., Tal Levitt and Jacob Levitt (collectively, the “TDC Shareholders”) entered into a voting agreement with a subsidiary of Sun whereby the TDC Shareholders agreed to vote all of their TDC ordinary shares in favor of the approval and adoption of the TDC Agreement and against any competing transaction.

Furthermore, in connection with the transactions described above, TDC, Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt granted Alkaloida and its affiliates an option (the “Option Agreement”), exercisable for 30 days after termination of the Merger Agreement, or in the event that the Merger Agreement is terminated as a result of an unsolicited third-party acquisition proposal, for 30 days after the definitive acquisition agreement with respect to such third-party acquisition proposal has been terminated, to acquire all securities owned by them for $7.75 per share, including all Ordinary Shares owned by them, provided that Alkaloida and its affiliates commence a tender offer to purchase any and all shares owned by the Issuer’s shareholders at $7.75 per share. In the event that Alkaloida and its affiliates elect to exercise the options under the Option Agreement, Barrie Levitt, M.D., Tal Levitt, Daniel Moros, M.D. and Jacob Levitt agree to vote all securities of TDC beneficially owned by them in favor of the transactions contemplated by the Option Agreement.

Prior to entering into the agreements referred to above, the Issuer advised Sun that they had substantial liquidity issues and that the Issuer would not enter into any of the above contemplated transactions unless Sun or its affiliates provided interim funding to help the Issuer meet its short-term debt obligations. To facilitate the above transactions and in order to provide interim funding to the Issuer in order to meet certain of its short-term debt obligations, Alkaloida and the Issuer entered into a share purchase agreement (the “Purchase Agreement”) on May 18, 2007 pursuant to which Alkaloida agreed to acquire a total of 7,500,000 Ordinary Shares at a price per share of $6.00 for a total purchase price of $45 million. In connection with the Purchase Agreement, Issuer entered into a registration rights agreement, dated May 18, 2007 pursuant to which Issuer agreed to grant certain customary registration rights for Issuer’s shares held by Sun and its affiliates.

On May 10, 2007 and May 19, 2007, Franklin Advisers, Inc. and Templeton Asset Management Ltd. (collectively, “Templeton”), the beneficial owners of approximately 9% of the Ordinary Shares as of such dates, initiated certain court proceedings in Israel regarding the Issuer. As part of such court proceedings, the Issuer and Alkaloida decreased the interim funding pursuant to the Purchase Agreement by 9.5%, from $45 million to $40.725 million. As a result of the court proceedings, Alkaloida acquired 3,770,833 of Ordinary Shares for a total purchase price of $22,624,998 on May 21, 2007 and thereafter acquired an additional 3,016,667 of Ordinary Shares for a total purchase price of $18,100,002 on May 21, 2007.

As of the date of this filing Alkaloida had purchased 6,787,500 Ordinary Shares for a total consideration for $40.725 million. Furthermore, in connection with the above transactions, the Issuer issued to Sun a 3-year warrant to purchase an additional 7,500,000 Ordinary Shares (which, as of the date of this filing, there are 6,787,500 Ordinary Shares underlying such warrant), at an exercise price of $6.00 per share.

If the transactions contemplated by the Merger Agreement are not consummated, Sun and its affiliates will assess all of its options with respect to the Ordinary Shares it beneficially owns depending on all of the facts available to Sun at such time.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference.

Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(a)   The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

(b)   Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

(c)   To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedule A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Share Purchase Agreement, dated May 18, 2007, between Taro Pharmaceutical Industries Ltd. and Alkaloida Chemical Company Exclusive Group Ltd.

99.2	Warrant, dated May 18, 2007, issued by Taro Pharmaceutical Industries Ltd. to Sun Pharmaceutical Industries Ltd.

99.3	Registration Rights Agreement, dated May 18, 2007, between Taro Pharmaceutical Industries Ltd. and Alkaloida Chemical Company Exclusive Group Ltd.

99.4	Agreement of Merger, dated May 18, 2007, by and among Alkaloida Chemical Company Exclusive Group Ltd. Aditya Acquisition Company Ltd. and Taro Pharmaceutical Industries Ltd.

99.5	Form of Voting Agreement with respect to the Merger Agreement.

99.6	Agreement and Plan of Merger, dated May 18, 2007, by and among Sun Pharmaceutical Industries Ltd. Sun Development Corporation I, The Taro Development Corporation, Barrie Levitt and Daniel Moros.

99.7	Form of Voting Agreement with respect to the TDC Merger Agreement.

99.8	Option Letter Agreement, dated May 18, 2007, from The Taro Development Corporation, Barrie Levitt, Tal Levitt, Daniel Moros and Jacob Levitt, to Alkaloida Chemical Company Exclusive Group Ltd.

99.9	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

July 2, 2007	SUN PHARMACEUTICAL INDUSTRIES
LTD.

/s/ Dilip S. Shanghvi
Signature

Mr. Dilip S. Shanghvi Chairman & Managing Director
Name/Title

SUN PHARMA GLOBAL, INC. (BVI).

/s/ Sunil Gandhi
Signature

Mr. Sunil Gandhi Director
Name/Title

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED.

/s/ Harin Mehta
Signature

Mr. Harin Mehta Director
Name/Title

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

SUN PHARMACEUTICAL INDUSTRIES LTD.

Name of Directors of Reporting Persons	Principal Address[1]	Principal Occupation[2]	Citizenship
Dilip S. Shanghvi[3]	Sun Pharmaceutical Industries Ltd.	Chairman of the Board and Managing Director	Indian

Sudhir V. Valia	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059. India.	Director	Indian
Sailesh T. Desai	Sun Pharmaceutical Industries Ltd. 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002. India.	Director	Indian
S. Mohanchand Dadha	Pharmaceutical Industries Ltd. 10, Jeypore Nagar, Chennai - 600 086. India.	Director	Indian
Hasmukh S. Shah	Sun Pharmaceutical Industries Ltd. 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002. India.	Director	Indian
Keki Minu Mistry	HDFC Limited Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020. India	Director	Indian

_________________________

1 Unless otherwise indicated the Principal Address of each person is the Principal Address of Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andeheri (East), Mumbai 400 093, India.

2 Unless otherwise indicated the Principal Occupation of each person is employment by Sun Pharmaceutical Industries Ltd.

3 As of the April 19, 2007, Dilip Shanghvi holds 23,397,048 Equity Shares of Sun Pharmaceutical Industries Ltd.

Name of Directors of Reporting Persons	Principal Address[1]	Principal Occupation[2]	Citizenship
Ashwin S. Dani	Asian Paints (India) Ltd. 6-A, Shanti Nagar, Santacruz (East), Mumbai – 400055. India.	Director	Indian

Name of Executive Officers of Reporting Persons	Principal Address[2]	Principal Occupation[3]	Citizenship
Vipul Doshi	Sun Pharmaceutical Industries Ltd. SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Sr. Vice President (Quality)	Indian
Rakesh Mehta	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. Vice President, (International Marketing)	Indian
Abhay Gandhi	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President, (International Marketing)	Indian
T. K. Roy	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing)	Indian
Lokesh Sibal	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President (Marketing & Sales)	Indian
Sharda Crishna	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President (Marketing)	Indian

Name of Executive Officers of Reporting Persons	Principal Address[2]	Principal Occupation[3]	Citizenship
Kirti Ganorkar	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Business Development)	Indian
Harin P. Mehta	A/603,Rashmi Avenue, Thakur Complex, Kandivli, Mumbai, India.	Senior Vice President-Operations Hungary	Indian
Sampad Bhattacharya	Sun Pharmaceutical Industries Ltd. Halol, Gujarat	Vice President- Operations	Indian
A. H. Khan	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. General Manager (Human Resources )	Indian
D. R. Desai	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. General Manager (Accounts)	Indian
Kamlesh H. Shah	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Deputy General Manager (Accounts) & Company Secretary	Indian
Ashok I. Bhuta	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Deputy General Manager (Legal & Secretarial) & Compliance Officer	Indian
Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093. India.	Vice President-Intellectual Property Cell	Indian

Name of Executive Officers of Reporting Persons	Principal Address[2]	Principal Occupation[3]	Citizenship
Uday V. Baldota	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093. India.	Vice President-Investor Relations	Indian

SUN PHARMA GLOBAL INC. (BVI)

Name of Directors of Reporting Persons	Principal Address	Principal Occupation[4]	Citizenship
Dilip S. Shanghvi	Sun Pharmaceutical Industries Ltd. 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093. India.	Director	Indian
Sudhir V. Valia	Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059. India.	Director	Indian
Sunil Gandhi	SuGandhManagement, Consultancy, 704, Al Tawihidi Building, 2, Mankhool Road, Near Ramda Hotel, Bur-Dubai, P. O. Box 12850. Dubai, U. A. E.	Director and Financial Consultant	Indian
Surendra Joshi	P.O. Box 696, Muttrah, Post Code No. 114, Sultanate of Oman.	Director and Tax Consultant	Indian
Rajendra Purshotam Ashar	P.O. Box 526, Muttrah, Post Code No. 131, Ai Hamriya, Sultanate of Oman.	Managing Director	Indian

_________________________

4 Unless otherwise indicated the Principal Occupation of each person is employment by Sun Pharma Global Inc. (BVI)

Name of Executive Officers of Reporting Persons	Principal Address[4]	Principal Occupation[5]	Citizenship
Ms. Hellen De Kloet	Sun Pharma Global Inc. P.O Box 12850, Dubai, U.A.E	President, Europe	Dutch
Dr. Juliette Omtzigt	Sun Pharma Global Inc. P.O Box 12850, Dubai, U.A.E	General Manager -Regulatory Affairs, Europe	Netherlands

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

Name of Directors of Reporting Persons	Principal Address[5]	Principal Occupation[6]	Citizenship
Harin Mehta	A/603,Rashmi Avenue, Thakur Complex ,Kandivli, Mumbai,India	Director	Indian
Jayesh Shah	29714 Orion Court, Farminston Hills, Michigan. U.S.A.	Director	Indian
Katalin Szilágyi	4440 Tiszavasvári, Kelp Ilona u. 3.	Director QA & QC Director	Hungarian
Sudhir V. Valia	Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059	Director	Indian

Name of Executive Officers of Reporting Persons	Principal Address[6]	Principal Occupation[7]	Citizenship
Gyula Sotkó	Alkaloida Chemical Company Exclusive Group Ltd.	Purchasing & Logistics Manager	Hungarian
Katalin Szilágyi	Alkaloida Chemical Company Exclusive Group Ltd.	Quality Assurance & Quality Control Director	Hungarian
Dr. József Simon	Alkaloida Chemical Company Exclusive Group Ltd.	Chief Legal Advisor	Hungarian
Zoltán Nagy	Alkaloida Chemical Company Exclusive Group Ltd.	Human Resources Manager	Hungarian

_________________________

5 Unless otherwise indicated the Principal Address of each person is the Principal Office of Alkaloida Chemical Company Exclusive Group Ltd. Kabay János u. 29, H-4440 Tiszavasvari, The Republic of Hungary.

6 Unless otherwise indicated the Principal Occupation of each person is employment by Alkaloida Chemical Company Exclusive Group Ltd.

Tibor Horváth	4026 Debrecen, Hatvan u. 1/C.III/3. The Republic of Hungary.	Poppy System Manager	Hungarian
Zoltán László	Alkaloida Chemical Company Exclusive Group Ltd.	Technical Supply Manager	Hungarian
Ferenc Vicsai	Alkaloida Chemical Company Exclusive Group Ltd.	Controlling Manager	Hungarian
János Weninger	1213 Budapest, Szárcsa u. 6. The Republic of Hungary.	Export Manager	Hungarian
Tamás Udvari	1092 Budapest, Ráday u. 16. I/22. The Republic of Hungary.	Finance Manager	Hungarian

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Purchase Agreement, dated May 18, 2007, between Taro Pharmaceutical Industries Ltd. and Alkaloida Chemical Company Exclusive Group Ltd.

99.2	Warrant, dated May 18, 2007, issued by Taro Pharmaceutical Industries Ltd. to Sun Pharmaceutical Industries Ltd.

99.3	Registration Rights Agreement, dated May 18, 2007, between Taro Pharmaceutical Industries Ltd. and Alkaloida Chemical Company Exclusive Group Ltd.

99.4	Agreement of Merger, dated May 18, 2007, by and among Alkaloida Chemical Company Exclusive Group Ltd. Aditya Acquisition Company Ltd. and Taro Pharmaceutical Industries Ltd.

99.5	Form of Voting Agreement with respect to the Merger Agreement.

99.6	Agreement and Plan of Merger, dated May 18, 2007, by and among Sun Pharmaceutical Industries Ltd. Sun Development Corporation I, The Taro Development Corporation, Barrie Levitt and Daniel Moros.

99.7	Form of Voting Agreement with respect to the TDC Merger Agreement.

99.8	Option Letter Agreement, dated May 18, 2007, from The Taro Development Corporation, Barrie Levitt, Tal Levitt, Daniel Moros and Jacob Levitt, to Alkaloida Chemical Company Exclusive Group Ltd.

99.9	Joint Filing Agreement